03013745

BB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR - 3 2003 181 MAIL PROCESSING SECTION WASH. D.C.

| SEC FILE NUMBER |
|---|
| 8- 36540 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Mulberry Street, Gateway Center Three -- 14th Floor
(No. and Street)

Newark, New Jersey 07102-4077
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade 973-367-3065
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Michael McQuade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Investment Management Services LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Comptroller

Title

JOSEFA F. SALINO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 28, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Prudential Investment Management Services LLC**

Financial Statements and Supplementary Information
For the Year Ended December 31, 2002
(Confidential Treatment Requested)

SEC ID No. 8-36540

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplementary report on internal control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

## Report of Independent Accountants

To the Member of
Prudential Investment Management Services LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2003

**Prudential Investment Management Services LLC**
**Statement of Financial Condition**
**December 31, 2002**

*(In Thousands)*

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 22,375 |
| Distribution fees, service fees and commissions receivable | | 13,382 |
| Securities owned, at market value | | 3,291 |
| Management and administrative fees receivable | | 2,755 |
| Receivable from broker-dealers | | 2,218 |
| Prepaid and other assets | | 1,319 |
| Total Assets | $ | 45,340 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Payable to broker-dealers | $ | 11,669 |
| Accounts payable, accrued expenses and other liabilities | | 3,708 |
| Securities sold, not yet purchased, at market value | | 1,278 |
| Total Liabilities | | 16,655 |
| Commitments and contingent liabilities (note 5) | | |
| Member's Equity: | | |
| Contributed capital | | 22,420 |
| Undistributed earnings | | 6,265 |
| Total Member's Equity | | 28,685 |
| Total Liabilities and Member's Equity | $ | 45,340 |

The accompanying notes are an integral part of these financial statements.

**Prudential Investment Management Services LLC**
**Statement of Income**
**For The Year Ended December 31, 2002**
*(In Thousands)*

| | |
|---|---|
| Revenues: | |
| Distribution and service fee income | $ 181,665 |
| Commission income | 178,230 |
| Management and administrative fee income | 22,962 |
| Investment income | 824 |
| Other income | 249 |
| Total Revenues | 383,930 |
| Expenses: | |
| Distribution and service fee expense | 181,965 |
| Commission expense | 175,758 |
| Management fee expense | 9,834 |
| Other operating expenses | 7,105 |
| Licenses and regulatory expenses | 1,322 |
| Total Expenses | 375,984 |
| Income Before Income Taxes | 7,946 |
| Provision for Income Taxes | |
| Federal income taxes | 2,682 |
| State income taxes | 444 |
| Total Provision for Income Taxes | 3,126 |
| Net Income | $ 4,820 |

The accompanying notes are an integral part of these financial statements.

**Prudential Investment Management Services LLC**
**Statement of Changes in Member's Equity**
**For The Year Ended December 31, 2002**

*(In Thousands)*

| | Contributed Capital | Undistributed Earnings | Total Member's Equity |
|---|---|---|---|
| Balance, January 1, 2002 | $ 60,494 | $ 10,245 | $ 70,739 |
| Net income | - | 4,820 | 4,820 |
| Distributions | (41,200) | (8,800) | (50,000) |
| Contributions | 3,126 | | 3,126 |
| Balance, December 31, 2002 | $ 22,420 | $ 6,265 | $ 28,685 |

The accompanying notes are an integral part of these financial statements.

**Prudential Investment Management Services LLC**
**Statement of Cash Flows**
**For The Year Ended December 31, 2002**
*(In Thousands)*

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 4,820 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Income taxes treated as contributed capital | | 3,126 |
| (Increase) decrease in operating assets: | | |
| Distribution fees, service fees and commissions receivable | | 5,012 |
| Management and administrative fees receivable | | 3,763 |
| Receivable from broker-dealers | | (1,706) |
| Prepaid and other assets | | (440) |
| Securities owned, at market value, net | | 2,362 |
| Increase (decrease) in operating liabilities: | | |
| Payable to broker-dealers | | (716) |
| Accounts payable, accrued expenses and other liabilities | | (7,069) |
| Total adjustments | | 4,332 |
| Net cash provided by operating activities | | 9,152 |
| Cash flows from financing activities: | | |
| Distributions | | (50,000) |
| Net cash used in financing activities | | (50,000) |
| Decrease in cash | | (40,848) |
| Cash and cash equivalents at beginning of year | | 63,223 |
| Cash and cash equivalents at end of year | $ | 22,375 |
| Non cash transactions: | | |
| Contributed capital | $ | 3,126 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's primary business is the distribution of mutual funds and variable annuity products to retail investors. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is the exclusive distributor of all the variable annuity products issued by Prudential companies and the exclusive distributor of the domestic Prudential mutual fund shares ("Domestic Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, and the offshore Prumerica mutual fund shares ("Offshore Funds"). The Company has an agreement with its direct parent, PIFM Holdco, Inc, ("PHI") to sell a portion of its expected future monthly cash receipts, from 12b-1 and distribution fees and CDSC revenue, in exchange for cash. Sales under this agreement are without recourse. All subsequent cash payments to PHI are contingent upon the continued future receipt of 12b-1 and distribution fees and CDSC revenue by the Company.

The Company also has entered into selling agreements with unaffiliated mutual fund families where the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans.

Effective July 1, 2001, the Company was appointed the exclusive sponsor of the Prudential unit investment trust ("UIT") business, replacing Prudential Securities Incorporated ("PSI"), a Prudential company. UITs continue to be offered on a retail basis, through PSI, and another Prudential company, Pruco Securities Corporation, and unaffiliated broker-dealers.

Effective March 25, 2002 the Company began distributing the ARRIVE Education Savings ("ARRIVE 529") plan. The ARRIVE 529 plan is an Internal Revenue Code Section 529 Trust available to all U.S. residents and citizens and sponsored by the Education Trust Board of New Mexico. The ARRIVE 529 plan is a savings program that allows families to save for future qualified higher education expenses on a tax-advantaged basis.

As more fully described in Note 3, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment.

## 2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Distribution and service fee income includes 12b-1 and distribution fees, service fees and contingent deferred sales charges (CDSC) earned from the distribution of Domestic Funds, Offshore Funds, funds of unaffiliated parties, and the ARRIVE 529 plan. 12b-1 and distribution fees and service fees are accrued monthly and CDSC fees are recorded on redemption date, when investors withdraw from back-end load mutual funds.

Commission income and expense is recorded on a trade date basis, and includes the commissions associated with the sale of limited partnerships, variable contracts, variable annuities, mutual funds, UITs, and the ARRIVE 529 plan.

The Company's cash and cash equivalents consists of funds on deposit in corporate accounts at commercial banks, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

Securities owned, and securities sold, not yet purchased, consist of UIT inventory positions of the Company which are recorded at trade date, and carried at market value, and are based on quoted market prices.

## 3. Related Party Transactions

The Company receives various services from Prudential companies including services of officers and the use of telecommunications, office space, systems and equipment. The cost of these services, which are included in other operating expenses, are allocated to the Company pursuant to service agreements with Prudential companies, and totaled $4,743,597 for the year 2002.

Cash and cash equivalents of $22,374,629 include $21,985,816 which represents 21,985,816 shares of a Prudential money market mutual fund for which the Company is the exclusive distributor. The Company earned investment income of $824,314 from this fund in 2002.

A substantial portion of the Company's distribution and service fee income and commission income is earned from Prudential companies. A substantial portion of distribution and service fee expense and commission expense is paid out to Prudential companies for the sale of mutual funds and variable annuity products. All of the management fee expense is paid out to a Prudential company. Approximately one half of the management and administrative fee income was earned from Prudential companies as compensation for services performed.

A substantial portion of the distribution fees, service fees and commissions receivable are amounts due from the Domestic Funds. A substantial portion of the payable to broker-dealers represents amounts due to Prudential companies in connection with the distribution of Domestic Funds shares. A substantial portion of the accounts payable, accrued expenses and other liabilities are amounts payable to Prudential companies.

## 4. Subordinated Borrowings

The Company has a $40,000,000 revolving subordinated loan agreement with Prudential Funding Corporation ("PFC"), a Prudential company, which expires in 2008. Borrowings under this agreement are subordinated to the claims of general creditors and have been approved by the NASD for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. During the year, and at December 31, 2002, there were no loans outstanding under this agreement.

The Company also has a $350,000,000 revolving subordinated loan agreement with PFC, which has also been approved by the NASD to qualify as regulatory capital, which expires in 2005. During the year, and at December 31, 2002, there were no loans outstanding under this agreement.

## 5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

## 6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net

capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $16,310,464 which was $15,285,271 in excess of its required net capital of $1,025,193. At December 31, 2002, the ratio of aggregate indebtedness to net capital was .94 to 1.

The Company is exempt from the requirements of SEC rule 15c3-3, since it does not hold customer funds, nor safe keep customer securities.

## 7. Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PHI. PHI is included in the consolidated federal income tax return of Prudential Financial, Inc. PHI also files separate state income tax returns and is included in certain consolidated state income tax returns.

Pursuant to the tax allocation agreement, federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes.

The 2002 current and deferred tax provisions of $11,319,097 and $(8,193,112) respectively were settled as contributions to capital, in accordance with the company's tax sharing agreement with PHI.

The components of income taxes for the year ended December 31, 2002, were as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Tax expense | | | |
| Federal | $9,706,679 | $(7,024,942) | $2,681,737 |
| State | 1,612,418 | (1,168,170) | 444,248 |
| Total tax expense | $11,319,097 | $(8,193,112) | $3,125,985 |

The difference between the effective tax rate of 39.3% and the federal statutory tax rate of 35% is primarily attributable to state and local income taxes.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1992 as well as 1996. The Service has examined the years 1993 through 1995 and the Company is in the process of finalizing an agreement with the Service with respect to proposed adjustments for those tax years. The Service has begun its examination of 1997 through 2001. Management believes there are sufficient reserves to provide for any adjustments.

Supplementary Schedule I

**Prudential Investment Management Services LLC**
**Computation of Net Capital Pursuant to Rule 15c3-1**
**Under the Securities Exchange Act of 1934**
**December 31, 2002**
*(Dollars in Thousands)*

| | | |
|---|---|---|
| Net Capital: | | |
| Total member's equity | | $ 28,685 |
| Total member's equity qualified for net capital | | 28,685 |
| Deductions: | | |
| Nonallowable assets: | | |
| Distribution fees, service fees and commissions receivable | $ (7,299) | |
| Management and administrative fees receivable | (2,755) | |
| Prepaid and other assets | (1,319) | (11,373) |
| Net capital before haircuts on securities positions | | 17,312 |
| Haircuts on securities: | | |
| Securities owned, at market value | | (562) |
| Money market mutual fund | | (440) |
| Net Capital | | 16,310 |
| Less minimum net capital requirement (6 2/3 % of aggregate indebtedness or $100,000, whichever is greater) | | 1,025 |
| Excess net capital | | $ 15,285 |
| Total aggregate indebtedness | | $ 15,377 |
| Ratio of aggregate indebtedness to net capital | | .94 to 1 |

There are no material differences between the above computation and the computation included in the Company's unaudited FOCUS Report as of December 31, 2002, filed on January 27, 2003.

**Prudential Investment Management Services LLC**
**Computation for Determination of Reserve Requirements and**
**Information for Possession or Control Requirements Pursuant to Rule 15c3-3**
**Under the Securities Exchange Act of 1934**
**December 31, 2002**

---

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with subparagraph (k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

**Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5**

To the Member of
Prudential Investment Management Services LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Prudential Investment Management Services LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2003